03 AUG 29 AM 7:21

Arisawa Manufacturing Co., Ltd.

Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117



03029623

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Business Results in First Quarter of FY2004
- Notice of Determination of Issuance Details of Stock Option (Subscription Rights of New Stock)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 8/29

July 24, 2003

Summary of Business Results in First Quarter of FY2004

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa. co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Contact: Title of Person in Charge: Managing Director (TEL: 025-524-7101)
Name: Yukio Takashima

1. Summary of Consolidated Business Results in the First Quarter of FY2004

(from April 1, 2003 to June 30, 2003)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	First Quarter in FY2004	First Quarter in FY2003	Year on Year
Sales amount	10,668	8,188	130.3%
Operating profit	1,511	963	156.8%
Ordinary profit	1,803	1,040	173.4%
Profit before tax	1,768	1,012	174.6%
Current (quarter) net profit	1,088	599	181.7%
Current net profit per share	36.89 (Yen)	23.56 (Yen)	

(Note) 1. Number of consolidated subsidiaries: 7 companies
Number of companies to which equity method is applied: 5 companies

2. The consolidated balance sheet, statement of income and cash flow statement of the first quarter of the current fiscal year were audited by an audit corporation without formal certification through procedures mainly consisting of questions and analysis regarding the preparation process of the financial statements.

2. Summary of Individual Business Results in the First Quarter of FY2004

(from April 1, 2003 to June 30, 2003)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	First Quarter in FY2004	First Quarter in FY2003	Year on Year
Sales amount	9,695	7,558	128.3%
Operating profit	1,364	965	141.2%
Ordinary profit	1,566	939	166.7%
Profit before tax	1,531	920	166.3%
Current (quarter) net profit	916	537	170.4%
Current net profit per share	31.05 (Yen)	21.15 (Yen)	

(Note) The balance sheet and statement of income of the first quarter of the current fiscal year were audited by an audit corporation without formal certification through procedures mainly consisting of questions and analysis regarding the preparation process of the financial statements.

3. Consolidated Business Results

The Japanese economy in the first quarter of the current fiscal year still remains in an unpredictable condition due to the continued slump in consumer spending, although the stock market has shown signs of recovery.

In such an environment, our group (our company, consolidated subsidiaries and companies to which equity method is applied) remained strong in the sectors of printed circuit board materials and display related materials.

As a result, sales totaled 10 billion 668 million yen, an increase of 30.3% over the previous first quarter (this comparison applies in the same context hereinafter). In respect to profits, the effect of improvements in operation capacity and productivity which resulted from an increased order volume yielded operating profits of 1 billion 511 million yen, an increase of 56.8%. Ordinary profits totaled 1 billion 803 million yen, an increase of 73.4% (The rate of increase in ordinary profits was greater than that of operating profits, because foreign exchange losses from foreign currency deposits were posted in the previous fiscal year). Current net profit amounted to 1 billion 88 million yen, an increase of 81.7%.

4. Individual Settlement of Sales Amounts by Segment

With respect to individual settlement of sales amounts by segment, sales of electronic materials totaled 4 billion 932 million yen, an increase of 68.8% over the last first quarter (this comparison applies in the same context hereinafter), which reflected a steady sales condition in cellular phones and digital cameras and a sales increase in flexible printed circuit board materials and prepregs for printed circuit boards. Sales of display materials posted 3 billion 186 million yen, an increase of 12.4%, which was brought about by increased demand for Fresnel lenses for projection TV sets. Sales of electric insulation materials decreased by 13.9% to 706 million yen due to a reduction in capital investment by electric power companies. Also, sales of industrial-use structural materials decreased by 2.2% to 648 million yen, while sales of related goods decreased by 30.7% to 222 million yen as a result of a decrease in sales of raw materials to our affiliated subsidiaries.

Sales Amount by Segment

(Unit: millions of yen, indicated by rounding down less than one million yen)

	First Quarter of FY2004		First Quarter of FY2003		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	4,932	50.9%	2,921	38.7%	168.8%
Display materials	3,186	32.8%	2,833	37.5%	112.4%
Electric insulation materials	706	7.3%	819	10.8%	86.1%
industrial-use structural materials	648	6.7%	662	8.8%	97.8%
Related goods	222	2.3%	321	4.2%	69.3%
Total	9,695	100%	7,558	100%	128.3%

5. Forecast for Consolidated and Individual Business Results in FY 2004 (from April 1, 2003 to March 31, 2004)

Our forecast for the above business results are as per our disclosure of April 24, 2004.

1. 1st Qtr Consolidated Financial Statement

① Consolidated Balance Sheet

Item	End of Previous 1st Qtr Consolidated Accounting Period (As of June 30, 2002)			End of Current 1st Qtr Consolidated Accounting Period (As of June 30, 2003)			Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2003)		
	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		7,522,304			8,277,832			9,597,300	
2. Notes and accounts receivable		8,688,816			8,946,161			8,698,369	
3. Securities		160,535			160,611			160,595	
4. Inventories		3,927,180			4,645,314			4,233,998	
5. Deferred taxable assets		230,068			588,146			590,633	
6. Others		239,371			544,025			369,057	
Allowance for doubtful accounts		△15,360			△22,893			△18,305	
Total Current Assets		20,752,916	52.7		23,139,197	50.5		23,631,648	52.9
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	4,981,531			5,150,593			5,056,772		
(2) Machinery, equipment and delivery equipment	3,673,955			4,645,194			4,245,364		
(3) Land	1,741,055			1,567,699			1,567,699		
(4) Others	1,133,765	11,530,308	29.3	3,151,427	14,514,915	31.7	2,318,377	13,188,213	29.5
2. Intangible fixed assets		40,599	0.1		65,422	0.1		61,913	0.1
3. Investments and other assets									
(1) Investment securities	6,591,760			7,517,048			7,217,025		
(2) Deferred taxable assets	123,203			282,623			358,346		
(3) Others	342,710			308,985			281,542		
Allowance for doubtful debts	△35,186	7,022,488	17.9	△25,153	8,083,504	17.7	△25,752	7,831,161	17.5
Total Fixed Assets		18,593,396	47.3		22,563,842	49.5		21,081,288	47.1
Total Assets		39,346,312	100.0		45,803,040	100.0		44,712,937	100.0

Item	End of Previous 1st Qtr Consolidated Accounting Period (As of June 30, 2002) Amount (thousand yen)	Com-position ratio (%)	End of Current 1st Qtr Consolidated Accounting Period (As of June 30, 2003) Amount (thousand yen)	Com-position ratio (%)	Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2003) Amount (thousand yen)	Com-position ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Notes and accounts payable	6,740,726		8,804,800		8,430,821	
2. Short-term borrowings	1,065,000		386,911		646,000	
3. Accrued income tax and others	396,395		614,803		1,623,019	
4. Deferred taxable liabilities	563		—		—	
5. Allowance for bonuses	1,185,462		1,756,498		1,093,757	
6. Others	2,383,521		3,696,849		3,093,285	
Total Current Liabilities	11,771,670	29.9	15,259,863	33.3	14,886,884	33.2
II. Fixed Liabilities						
1. Long-term borrowings	49,000		25,000		31,000	
2. Deferred taxable liabilities	159,906		290		—	
3. Reserve for severance payment	179,378		281,909		291,712	
4. Reserve for bonuses to retiring officers	154,811		127,479		169,053	
5. Consolidated adjustment account	—		5,084		5,352	
6. Others	47,070		15,116		14,536	
Total Fixed Liabilities	590,165	1.5	454,881	1.0	511,654	1.1
Total Liabilities	12,361,835	31.4	15,714,744	34.3	15,398,539	34.3
(Minority Interest)						
Minority Interest	10,509	0.0	—	—	—	—
(Stockholder Equity)						
I. Capital	6,335,420	16.1	6,494,225	14.2	6,378,708	14.3
II. Capital Surplus	5,447,783	13.9	5,606,510	12.2	5,491,071	12.3
III. Earned Surplus	14,805,288	37.6	17,869,497	39.0	17,437,129	39.0
IV. Other Differences from Appreciation of Securities	396,328	1.0	167,668	0.4	71,659	0.2
V. Exchange Conversion Adjustment Settlement	4,150	0.0	△9,621	△0.0	△42,086	△0.1
VI. Treasury Stock	△15,004	△0.0	△39,982	△0.1	△22,084	△0.0
Total Stockholder Equity	26,973,967	68.6	30,088,296	65.7	29,314,397	65.7
Total Liabilities, Minority Interest and Stockholder Equity	39,346,312	100.0	45,803,040	100.0	44,712,937	100.0

② Consolidated Income Statement

Item	Previous 1st Qtr Consolidated Accounting Period (From April 1, 2002 to June 30, 2002)			Current 1st Qtr Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)			Consolidated Condensed Income Statement for Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)		
	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		8,188,053	100.0		10,668,402	100.0		37,004,746	100.0
II. Sales Cost		6,440,383	78.7		8,235,642	77.2		29,024,559	78.4
Gross profit on sales		1,747,669	21.3		2,432,760	22.8		7,980,188	21.6
III. Selling and General Administration Expenses		783,717	9.5		921,491	8.6		3,544,540	9.6
Operating Profit		963,951	11.8		1,511,268	14.2		4,435,645	12.0
IV. Non-operating Revenue		269,694	3.3		351,500	3.3		1,168,585	3.2
V. Non-operating Expenses		193,383	2.4		58,824	0.6		327,806	0.9
Ordinary Profit		1,040,262	12.7		1,803,944	16.9		5,276,424	14.3
VI. Extraordinary Profit		1,244	0.0		–	–		18,290	0.0
VII. Extraordinary Losses		28,843	0.4		35,695	0.3		352,833	1.0
Current net profit before adjustment of taxes, etc.		1,012,662	12.3		1,768,248	16.6		4,941,882	13.3
Corporate income tax, local residence tax, and enterprise tax	413,164			679,353			2,350,500		
Adjustment of corporate income tax, etc.	–	413,164	5.0	–	679,353	6.4	△523,264	1,827,235	4.9
Profit (loss) attributable to minority interest		81	0.0		–	–		△4,475	△0.0
Current net profit		599,416	7.3		1,088,894	10.2		3,119,122	8.4

③ Consolidated Surplus Statement

	Previous 1st Qtr Consolidated Accounting Period (From April 1, 2002 to June 30, 2002)		Current 1st Qtr Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)		Consolidated Condensed Surplus Statement for Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period	5,432,618	5,432,618	5,491,071	5,491,071	5,432,618	5,432,618
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	15,164	15,164	115,438	115,438	58,452	58,452
III. Balance at the end of period		5,447,783		5,606,510		5,491,071
(Earned surplus)						
I. Balance at the beginning of period	14,888,501	14,888,501	17,437,129	17,437,129	14,888,501	14,888,501
II. Increase in earned surplus						
1. Increase in earned surplus due to decrease of consolidated subsidiaries	—	—	—		112,135	
2. Current net profit	599,416	599,416	1,088,894	1,088,894	3,119,122	3,231,257
III. Decrease in earned surplus						
1. Decrease in surplus due to increase of consolidated subsidiaries	139,187		—		139,187	
2. Dividends	510,541		616,236		510,541	
3. Bonuses for directors	32,901	682,629	40,290	656,526	32,901	682,629
IV. Balance at the end of the period		14,805,288		17,869,497		17,437,129

④ Consolidated Cash Flow Statement

Item	Previous 1st Qtr Consolidated Accounting Period (From April 1, 2002 to June 30, 2002) Amount (thousand yen)	Current 1st Qtr Consolidated Accounting Period (From April 1, 2003 to June 30, 2003) Amount (thousand yen)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003) Amount (thousand yen)
I. Cash flow from operation activities			
Current net profit before adjustment of taxes, etc.	1,012,662	1,768,248	4,941,882
Depreciation	334,344	386,801	1,557,790
Investment profit by equity method	△197,725	△287,035	△878,516
Amortization of consolidated account adjustment	–	△267	–
Profit on sale of fixed assets	–	–	△18,290
Expenses for shares issued	779	1,533	1,957
Loss on retirement of tangible fixed assets	5,066	32,513	29,147
Loss on appreciation of investment securities	–	–	97,727
Loss on sale of investment securities	–	3,182	–
(Profit) loss on conversion	162,046	4,684	154,752
Increase (decrease) in reserve for bonuses to retiring officers	4,814	△41,574	19,056
Increase in allowance for bonuses	536,477	662,740	468,803
Increase in reserve for retirement benefits	31,609	△9,802	143,943
Increase (decrease) in allowance for doubtful accounts	1,049	3,988	△5,439
Interest and dividends received	△23,918	△14,140	△70,408
Interest paid	3,653	2,715	15,100
(Increase) decrease in sales receivables	△680,975	△245,003	△711,222
(Increase) decrease in inventories	△328,343	△411,315	△692,859
Increase (decrease) in purchase liabilities	869,918	373,979	2,586,658
Increase (decrease) in accrued consumption tax, etc.	22,610	△95,040	97,721
(Increase) decrease in other assets	26,773	△24,227	46,838
Increase (decrease) in other liabilities	100,779	458,926	138,173
Bonuses to officers paid	△1,901	△40,290	△32,901
Subtotal	1,879,721	2,540,617	7,905,916
Interest and dividends received	79,718	196,268	120,492
Interest paid	△3,507	△1,941	△14,559
Corporate income tax, etc., paid	△566,254	△1,673,697	△1,228,453
Cash flow from operation activities	1,389,678	1,061,247	6,783,396

Item	Previous 1st Qtr Consolidated Accounting Period (From April 1, 2002 to June 30, 2002)	Current 1st Qtr Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)
	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in time deposits	–	△2,810,000	△3,898,351
Revenue from refund of time deposits	1,442,148	2,551,941	1,452,024
Expenditure for acquisition of tangible fixed assets	△453,042	△1,500,432	△2,537,787
Revenue from sale of tangible fixed assets	–	–	191,914
Expenditure for acquisition of investment securities	△66,894	△66,608	△704,594
Revenue from sale of investment securities	–	4,429	–
Expenditure for lending	–	△154,337	△128,356
Revenue from collection of loans	2,052	757	270,569
Others	–	△6,647	△26,888
Cash flow from investment activities	924,264	△1,980,897	△5,381,470
III. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	63,935	△273,133	△387,064
Expenditure for repayment of long-term borrowings	△10,200	△6,000	△36,200
Proceeds from stocks issued	29,549	229,421	114,947
Expenditure for repurchase	△13,679	△17,897	△20,759
Dividends paid (Note)	△188	△585,566	△510,133
Cash flow from financing activities	69,417	△653,176	△799,209
IV. Conversion difference in cash and cash equivalents	△48,263	614	△52,195
V. Increase (decrease) in cash and cash equivalents	2,335,096	△1,572,210	550,520
VI. Balance of cash and cash equivalents at the beginning of year	5,251,197	5,773,168	5,251,197
VII. Cash and cash equivalent of new consolidated subsidiaries	11,519	–	11,519
VIII. Cash and cash equivalent of non-consolidated subsidiaries	–	–	△40,069
IX. Balance of cash and cash equivalent as of the end of mid-term (end of term)	7,597,813	4,200,957	5,773,168

(Note) Payments for dividends by distribution of net profit for the fiscal year ending March, 2002 by companies which presented their consolidated financial statements shall begin from July 1, 2002, while payments for dividends by distribution of net profit for the fiscal year ending March 2003 shall begin from June 30, 2003.

2. 1st Qtr Financial Statement

① Balance Sheet

Item	End of Previous 1st Qtr Accounting Period (As of June 30, 2002) Amount (thousand yen)		Composition ratio (%)	End of Current 1st Qtr Accounting Period (As of June 30, 2003) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2003) Amount (thousand yen)		Composition ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	6,736,031			7,420,224			8,747,119		
2. Notes receivable	1,608,075			1,586,290			1,403,892		
3. Accounts receivable	6,352,836			6,531,796			6,638,548		
4. Inventories	2,490,858			3,357,432			3,024,857		
5. Deferred taxable assets	167,693			493,298			493,298		
6. Others	548,305			1,354,132			878,277		
Allowance for doubtful accounts	△7,769			△9,792			△8,125		
Total Current Assets		17,896,030	52.4		20,733,381	51.8		21,177,867	54.0
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	4,440,762			4,615,189			4,536,363		
(2) Machinery and Equipment	3,482,348			4,473,811			4,143,746		
(3) Land	1,580,747			1,407,391			1,407,391		
(4) Construction in progress	906,599			2,958,628			2,123,713		
(5) Others	447,980			426,453			416,392		
Total tangible fixed assets	10,858,439			13,881,474			12,627,607		
2. Intangible fixed assets	13,838			40,934			36,215		
3. Investments and other assets									
(1) Investment securities	2,391,530			2,394,864			2,243,311		
(2) Stocks of affiliated companies	1,868,759			1,995,209			1,974,259		
(3) Deferred taxable assets	—			115,575			179,780		
(4) Others	1,157,180			910,894			962,288		
Allowance for doubtful debts	△30,992			△15,216			△15,585		
Total investments and other assets	5,386,477			5,401,327			5,344,054		
Total Fixed Assets		16,258,755	47.6		19,323,736	48.2		18,007,877	46.0
Total Assets		34,154,786	100.0		40,057,118	100.0		39,185,744	100.0

Item	End of Previous 1st Qtr Accounting Period (As of June 30, 2002) Amount (thousand yen)		Composition ratio (%)	End of Current 1st Qtr Accounting Period (As of June 30, 2003) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2003) Amount (thousand yen)		Composition ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	3,393,523			4,253,006			4,262,097		
2. Accounts payable	3,007,338			3,996,737			3,775,722		
3. Short-term borrowings	368,000			210,000			210,000		
4. Accrued income tax and others	364,087			577,491			1,530,291		
5. Equipment notes payable	657,332			1,795,406			1,650,158		
6. Allowance for bonuses	934,794			1,519,826			920,683		
7. Others	1,549,714			1,762,348			1,413,812		
Total Current Liabilities		10,374,791	30.4		14,114,817	35.3		13,762,767	35.1
II. Fixed Liabilities									
1. Deferred taxable liabilities	159,906			–			–		
2. Reserve for bonuses to retiring officers	151,863			124,531			166,105		
3. Reserve for severance payment	131,238			218,726			228,944		
4. Others	9,105			13,116			12,736		
Total Fixed Liabilities		452,112	1.3		356,374	0.9		407,786	1.1
Total Liabilities		10,826,904	31.7		14,471,192	36.2		14,170,553	36.2
(Stockholder Equity)									
I. Capital		6,335,420	18.5		6,494,225	16.2		6,378,708	16.3
II. Capital Surplus									
1. Capital reserve	5,447,783			5,606,510			5,491,071		
Total capital surplus		5,447,783	15.9		5,606,510	14.0		5,491,071	14.0
III. Earned Surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	9,314,441			11,012,298			9,314,441		
3. Current unappropriated retained earnings	1,100,032			1,595,948			3,031,483		
Total Earned Surplus		11,162,736	32.7		13,356,508	33.3		13,094,187	33.4
IV. Other Differences from Appreciation of Securities		396,946	1.2		168,664	0.4		73,308	0.2
V. Treasury Stock		△15,004	△0.0		△39,982	△0.1		△22,084	△0.1
Total Stockholder Equity		23,327,882	68.3		25,585,925	63.8		25,015,191	63.8
Total Liabilities and Stockholder Equity		34,154,786	100.0		40,057,118	100.0		39,185,744	100.0

② Income Statement

	Previous 1st Qtr Accounting Period (From April 1, 2002 to June 30, 2002)			Current 1st Qtr Accounting Period (From April 1, 2003 to June 30, 2003)			Condensed Income Statement for Previous Fiscal Year (From April 1, 2002 to March 31, 2003)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		7,558,730	100.0		9,695,203	100.0		34,594,599	100.0
II. Sales Cost		5,974,481	79.0		7,544,325	77.8		27,243,207	78.7
Gross profit on sales		1,584,249	21.0		2,150,877	22.2		7,351,391	21.3
III. Selling and General Administration Expenses		618,371	8.2		786,681	8.1		2,968,827	8.6
Operating profit		965,878	12.8		1,364,196	14.1		4,382,563	12.7
IV. Non-operating Revenue		231,475	3.1		310,142	3.2		732,672	2.1
V. Non-operating Expense		257,594	3.4		107,407	1.1		562,389	1.6
Ordinary profit		939,759	12.5		1,566,932	16.2		4,552,846	13.2
VI. Extraordinary Profit		1,244	0.0		–	–		19,584	0.1
VII. Extraordinary Losses		20,143	0.3		35,695	0.4		330,270	1.0
Pretax current net profit		920,860	12.2		1,531,236	15.8		4,242,159	12.3
Corporate income tax, local residence tax, and enterprise tax	383,935			614,678			2,204,000		
Adjustment of corporate income tax, etc.	–	382,935	5.1	–	614,678	6.3	△431,215	1,772,784	5.2
Current net profit		537,925	7.1		916,557	9.5		2,469,375	7.1
Profit carried forward from the previous term		562,107			679,390			562,107	
Current unappropriated retained earnings		1,100,032			1,595,948			3,031,483	

To Our Shareholders

August 5, 2003

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Yukio Takashima
TEL: (025) 524-5124

Notice of Determination of Issuance Details of Stock Option (Subscription Rights of New Stock)

Based on the resolutions of the 55th General Meeting of Shareholders, held on June 27, 2003 and the meeting of the Board of Directors held on the same day, under the provisions of the Commercial Code, Article 280-20 and Article 280-21, the details of issuance of Subscription Rights, to be issued as stock options, have been determined as follows. Accordingly, we have sent you this notice.

1. Issue Date of Subscription Rights of New Stock	August 5, 2003
2. Number of Issues of Subscription Rights of New Stock	2,867
3. Issue Price of Subscription Rights of New Stock	Free
4. Type and number of stocks that become object of Subscription Rights of New Stock	Common Stock of the Company: 286,7000 shares (Number of shares that become object of each Subscription Right: 100 shares)
5. Paid-up amount at the time of exercising Subscription Rights of New Stock	3,573 yen per share
6. Total amount of common stocks of the Company issued by the exercise of Subscription Rights of New Stock	1,024,379,100 yen
7. Exercise Period of Subscription Rights of New Stock	From July 1, 2005 to June 30, 2008
8. Amount to be incorporated in capital from the issue price in the case of issuance of new stocks by the exercise of Subscription Rights of New Stock	1,787 yen per share
9. Number of persons who will be granted Subscription Rights of New Stock	Subscription Rights will be granted to a total of 220 persons, including directors and employees of the Company, wholly owned subsidiaries and subsidiaries of the Company.

[Reference]

(1) The date when the resolution was adopted by the Board of Directors for the resolution at the General Meeting of Shareholders	May 22, 2003
(2) The date when the resolution was adopted at the General Meeting of Shareholders	June 27, 2003